

16005047

Conformed Copy

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2015

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from to

Commission File number: 1-13546

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STMicroelectronics, Inc. 401(k) Savings Plan
c/o STMicroelectronics, Inc.
750 Canyon Drive
Suite 300
Coppell, Texas 75019

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

STMicroelectronics N.V.
39, chemin du Champ-des-Filles
1228 Plan-les-Ouates
Geneva, Switzerland

STMicroelectronics, Inc. 401(k) Savings Plan

TABLE OF CONTENTS

STMicroelectronics, Inc. 401(k) Savings Plan

Financial Statements and Supplemental Schedule

As of and for the years ended
December 31, 2015 and 2014

STMicroelectronics, Inc. 401(k) Savings Plan

Contents



Tel 214-969-7007
Fax 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee of the
STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We have audited the accompanying statements of net assets available for benefits of the STMicroelectronics, Inc. 401(k) Plan (the "Plan") as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

BDO USA, LLP

Dallas, Texas
June 23, 2016

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.
BDO is the brand name for the BDO network and for each of the BDO Member Firms.

Financial Statements

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2015	2014
Assets		
Investments, at fair value:		
Mutual funds	$ 304,468,340	$ 321,852,634
Money market funds	40,721,537	40,261,200
STMicroelectronics N.V. stock fund	3,787,822	4,077,998
Self-directed brokerage accounts	5,112,040	5,103,898
Total investments	354,089,739	371,295,730
Notes receivable from participants	2,248,361	2,314,681
Net assets available for plan benefits	$ 356,338,100	$ 373,610,411

See accompanying notes to financial statements.

STMicroelectronics, Inc. 401(k) Savings Plan

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31,	2015	2014
Additions		
Investment income:		
Interest and dividends	$ 15,318,783	$ 20,125,411
Net (depreciation) appreciation in fair value of Investments	(12,938,753)	2,867,283
Total investment income	2,380,030	22,992,694
Interest on participant notes receivable	73,984	80,662
Contributions:		
Employer contributions	5,524,282	5,648,523
Participant contributions	9,795,526	9,498,014
Total contributions	15,319,808	15,146,537
Total additions	17,773,822	38,219,893
Deductions		
Benefits paid to participants	35,158,167	27,367,987
Administrative credit	(116,183)	(20,798)
Deemed distributions on participant loans	4,149	-
Total deductions	35,046,133	27,347,189
Net (decrease) increase before transfer from qualified plan	(17,272,311)	10,872,704
Transfer of assets from qualified plan	-	154,278
Net (decrease) increase	(17,272,311)	11,026,982
Net assets available for plan benefits, beginning of year	373,610,411	362,583,429
Net assets available for plan benefits, end of year	$ 356,338,100	$ 373,610,411

See accompanying notes to financial statements.

1. Plan Description

The following description of the STMicroelectronics, Inc. 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Plan participants should refer to the plan document for a more comprehensive description of the Plan's provisions.

General

The Plan is a defined contribution 401(k) savings plan adopted on January 1, 1988 for the benefit of eligible employees of STMicroelectronics, Inc. ("STM/Company/Employer/Plan Administrator"). The Plan was established to provide for voluntary contributions by participants and automatic and matching contributions by the Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Administration

The Company is responsible for the administration and operation of the Plan. Fidelity Institutional Retirement Services Company, Inc. serves as the Plan's recordkeeper. Fidelity Management Trust Company is the Plan's trustee and is responsible for the custody and management of the Plan's assets.

Eligibility

All employees of STM who are at least 18 years of age are eligible to participate in the Plan. Employees who are excluded from participating in the Plan are: (i) employees who are leased (as defined under code 414(n) of the Internal Revenue Service); (ii) an employee who is not a citizen of the United States, was transferred from employment with an affiliated company to employment with STM for temporary expatriate service in the United States and was not a participant in the superseded plan on December 31, 1995; (iii) an employee who is an intern or co-op participating in an intern or co-op program; (iv) an employee who is bound by a collective bargaining agreement; or (v) an employee who was not a participant in the superseded plan on December 31, 1995, and for whom contributions are being made to or benefits are being accrued under a foreign governmental pension plan or foreign social security system or under a pension plan maintained by an affiliated company primarily for the benefit of employees who are nonresident aliens with respect to the United States.

Contributions

Eligible employees may contribute up to 75% (or such lesser percentage as the President of the Company may specify from time to time), including catch-up contributions, of their compensation each pay period up to an annual before tax dollar limitation in accordance with guidance of the Internal Revenue Service. The Internal Revenue Service limitations were $18,000 for 2015 and $17,500 for 2014, with an additional $6,000 catch-up for employees 50 or older during the calendar year 2015 and $5,500 in 2014. Employer contributions are made by STM each payroll period of 100% of the participant's contribution up to 4% of participant's eligible compensation. An additional contribution is made by STM of 1% to 3% of each participant's eligible compensation, based on a participant's length of service. Rollover contributions are also made from a participant's personal or prior employer tax deferred retirement accounts. Participants can change or suspend their contributions at any time.

Participant Accounts

Each participant's account is credited with the participant's contributions, contributions by STM, and net earnings of the Plan. Plan earnings are allocated based on the number of shares in each participant's account in each investment fund.

Vesting

Participants are immediately fully vested in both their contributions and STM contributions and the earnings thereon.

Benefit Payments

Upon termination of employment, retirement or death, participants or beneficiaries may elect to receive a single lump sum payment equal to the vested value of the participant's account, or rollover all or part of the vested account balance into an IRA or another qualified plan, as defined in the Plan document.

In-service withdrawals of pre-tax contributions are only allowed in cases of proven hardship. After-tax and rollover contributions can be withdrawn at any time. In addition, under certain circumstances relating to plans from previous acquisitions, a participant who has attained 59½ years of age may at any time make a withdrawal of all or any portion of the amount credited to their prior plan elective deferral account. Otherwise, a participant cannot withdraw any STM contributions until termination of employment.

Administrative Expenses (Credit)

STM pays all administrative expenses of the Plan, except for participant loan fees. An administrative credit is granted to the Plan in the event costs exceed agreed upon compensation limits. Any credits received are then used by the Plan to fund participant communications.

Notes Receivable from Participants

The Plan allows for participant loans. A loan made to a Plan participant shall be in an amount that is not less than $1,000 and not more than 50% of the vested interest in the participant's account up to $50,000. The repayment period for participant loans cannot exceed five years. At December 31, 2015 and 2014, the loans bear interest at 3.25%. The loans are collateralized by the borrower's assignment of rights to their available account, as acknowledged by a promissory note.

Notes receivable from participants are measured at unpaid principal balance plus accrued but unpaid interest, which approximates fair value. Interest income on participant loans is recorded as earned. Delinquent notes are recorded as distributions based on the terms of the Plan document. The Plan does not record an allowance for loan losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants' account balances.

Investment Options

As of December 31, 2015 and 2014, participants of the Plan may allocate contributions among 39 and 43 investment options, respectively. Participants may transfer assets between and among funds. Additionally, participants may change the investment allocation of their contributions at any time. The maximum employee contribution to either the STMicroelectronics N.V. Stock Fund or the self-directed brokerage account is set at 25% of eligible contributions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared under the accrual method of accounting.

Effects of Recent Accounting Pronouncements

In August 2015, the Financial Accounting Standards Board ("FASB") issued guidance related to the going concern assessment. The new standard provides guidance around management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and to provide related footnote disclosures. The new standard is effective for fiscal years beginning after December 15, 2016. Early adoption is permitted. The Company does not expect any material changes to the Plan's financial statements upon adoption.

In May 2015, the FASB issued amended fair value measurement guidance related to disclosures for investments in certain entities that calculate net asset value per share. The new guidance removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient. Disclosures about investments in certain entities that calculate net asset value per share are limited under the revised guidance to those investments for which the entity has elected to estimate fair value using the net asset value practical expedient. The new guidance is effective for public entities reporting periods beginning after December 15, 2015. The Company does not expect a material change to the financial statement disclosures as a result of the new guidance.

In July 2015, the FASB issued amended defined contribution benefit plan accounting guidance related to fully benefit-responsive investment contracts, investment disclosures, and the measurement date of investments. The amended guidance removes the requirement to record fully benefit-responsive investment contracts at fair value and designate contract value as the only required measure for these contracts. The amendments also remove the requirement to disclose (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type, however, the net appreciation or depreciation in investments is still required to be presented in aggregate. This amendment also provides a practical expedient to permit plans to measure investments and investment related accounts as of a month end date that is closest to the plan's fiscal year end when the fiscal year period does not coincide with month end. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments shall be applied retrospectively to all periods presented. The Company will adopt the revised disclosure requirements when effective and will eliminate the disclosure of investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation for investments by general type accordingly. The Company does not expect any other material changes to the financial statements or disclosures as a result of the new guidance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options of specified registered investment companies. The underlying investments held by the registered investment companies may include stocks, bonds, fixed income securities, mutual funds and other investment securities. Such investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities in the near term could materially affect participant account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Valuation and Income Recognition

Investments are measured at fair value. Fair value is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 5 for further discussion of fair value.

Purchases and sales of the investments within the Plan are reflected on a trade-date basis. Additions are recognized when earned and deductions are recorded when incurred. Dividend income is recorded on the ex-dividend date. Interest income is accrued as earned.

The Plan presents in the statements of changes in net assets available for plan benefits the net depreciation or net appreciation in fair value of investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation of those investments.

3. Investments, at Fair Value

The fair values of individual investments that represent five percent or more of the Plan's net assets available for plan benefits at December 31, 2015 and 2014 were as follows:

		2015		2014
Fidelity Instl Money Market Government - Class I	$	40,721,537	$	32,878,381
Fidelity Contrafund Class K		46,021,167		46,845,763
Spartan 500 Index Fund Instl		30,904,175		31,734,233
Total investments above 5%		117,646,879		111,458,377
Total investments below 5%		236,442,860		259,837,353
Total investments	$	**354,089,739**	$	371,295,730

The Plan's investments (including investments bought, sold and held during the year) depreciated in value by $12,938,753 and appreciated in value by $2,867,283 during the Plan year ended December 31, 2015 and 2014, respectively, as follows:

		2015		2014
Mutual funds	$	(11,882,679)	$	3,056,544
Self-directed brokerage accounts		(855,952)		(163,654)
STMicroelectronics N.V. Stock Fund		(200,122)		(25,607)
Net (depreciation) appreciation in fair value of Investments	$	(12,938,753)	$	2,867,283

4. Concentrations of Credit Risk

Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to participants through participation in more than one fund. The quality of investments held in the fund portfolio reflects the expertise of the fund managers.

5. Fair Value Measurement

The accounting standards establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs other than quoted prices that are observable;

Level 3 - Prices or valuations that required inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

<u>Mutual Funds</u>
Mutual funds are investments registered under the Investment Company Act of 1940. The fair market value of the fund is based on its calculated net asset value (NAV) at the close of business of the appropriate exchange, considering the value of the fund assets at that time. The values of the assets are generally based on market quotations or official closing prices. The fair market value of the funds is based on the fund's NAV, which is the price to sell one share of the fund. The NAV is readily available on the appropriate exchange. Mutual funds are classified as Level 1.

<u>Money Market Funds</u>
Money market funds are mutual funds that invest in short-term debt securities such as US Treasury Bills and commercial paper. The NAV of the funds is based on calculations performed by Fidelity Pricing and Cash Management Services using the underlying investments. As such, the hierarchical level for the fair value inputs of these funds is based on the appropriate level of the investments contained in the fund. The underlying investments consist primarily of mutual funds with the characteristics described in mutual funds above. Further, the NAV of the funds are readily available on the appropriate exchange. As a result, these funds are classified as Level 1.

<u>STMicroelectronics N.V. Stock Fund</u>
The STMicroelectronics N.V. Stock Fund is comprised primarily of the stock of the parent company of STM, as well as short-term investments (interest-bearing cash) designed to allow for purchases and sales without the usual trade settlement period for individual stock transactions. The fair value of the fund is based on the per share price as quoted in an active market and weighted with the amount of cash held to settle daily transactions. The total fair value of the fund is classified as Level 1.

<u>Self-directed Brokerage Account</u>
The Brokeragelink account is a self-directed brokerage account that allows participants to invest in a wide variety of securities. Depending upon the nature of the investments, the fair value inputs could be classified as Level 1, Level 2, or Level 3. The majority of the investments in the

Brokeragelink account were cash reserves, mutual funds, and publicly traded securities with quoted prices in active markets. As such, the value of the Brokeragelink account is classified as Level 1 in the fair value hierarchy.

The following tables set forth by level within the fair value hierarchy, the Plan investments measured at fair value on a recurring basis, as of December 31, 2015 and 2014.

	Investments at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity				
Growth	$ 70,956,940	$ -	$ -	$ 70,956,940
Value	12,619,807	-	-	12,619,807
Blend	63,623,081	-	-	63,623,081
Foreign	19,252,403	-	-	19,252,403
Emerging markets	2,850,914	-	-	2,850,914
Real estate	9,878,711	-	-	9,878,711
Balanced funds	18,283,231	-	-	18,283,231
Target-date funds	69,609,482	-	-	69,609,482
Bonds	37,393,771	-	-	37,393,771
Money market funds	40,721,537	-	-	40,721,537
STMicroelectronics N.V. stock fund	3,787,822	-	-	3,787,822
Self-directed brokerage accounts	5,112,040	-	-	5,112,040
Total investments	$ 354,089,739	$ -	$ -	$ 354,089,739

	Investments at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Mutual funds:				
Equity				
Growth	$ 71,190,533	$ -	$ -	$ 71,190,533
Value	12,950,283	-	-	12,950,283
Blend	72,494,255	-	-	72,494,255
Foreign	19,624,216	-	-	19,624,216
Emerging markets	3,362,604	-	-	3,362,604
Real estate	10,262,740	-	-	10,262,740
Balanced funds	20,474,490	-	-	20,474,490
Target-date funds	71,865,842	-	-	71,865,842
Bonds	39,627,671	-	-	39,627,671
Money market funds	40,261,200	-	-	40,261,200
STMicroelectronics N.V. stock fund	4,077,998	-	-	4,077,998
Self-directed brokerage accounts	5,103,898	-	-	5,103,898
Total investments	$ 371,295,730	$ -	$ -	$ 371,295,730

6. Party-In-Interest Transactions

Certain investments of the Plan are shares of funds managed by Fidelity Investments, Inc., a related party of Fidelity Management Trust Company. Fidelity Management Trust Company is the Plan's trustee, and therefore, these transactions are considered exempt party-in-interest transactions.

In addition, the Plan investments include purchases and sales of stock in STMicroelectronics N.V., the parent company of STM. At December 31, 2015 and 2014, the Plan held 568,742 and 545,917 shares, respectively, of the parent company's common stock, with a cost basis of $5,185,976 and $5,403,181, respectively.

7. Plan Termination

Although it has not expressed any intent to do so, STM has the right under the Plan to discontinue contributions and may elect to terminate the Plan at any time, subject to the provisions of the plan document and ERISA. In the event of termination, partial termination, or discontinuance of the Plan, the Plan is required to pay any outstanding employer contributions due under the Plan and each participant shall be 100% vested in the Plan.

8. Tax Status

The Plan obtained its latest determination letter on June 22, 2012, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, no provision for federal or state income taxes has been included in the Plan's financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Supplemental Schedule

STMicroelectronics, Inc. 401(k) Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2015

EIN: 04-2495946
Plan Number: 001

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	Brokeragelink	Various	**	$	5,112,040
	Harbor Capital Appreciation Instl	Mutual Fund	**		5,094,014
	Cohen & Steers Instl Realty Shares	Mutual Fund	**		9,878,711
	PIMCO Total Return Fund Instl	Mutual Fund	**		14,519,440
	PIMCO Real Return Instl	Mutual Fund	**		2,897,272
	Vanguard Growth Index I	Mutual Fund	**		11,113,535
	Vanguard Value Index Instl	Mutual Fund	**		6,234,252
	RS Partners Class Y	Mutual Fund	**		1,564,442
	Invesco Diversified Dividend R6	Mutual Fund	**		6,385,554
	Parametric Emerging Markets Instl	Mutual Fund	**		272,445
	Vanguard Mid Cap Index Fund Instl	Mutual Fund	**		12,692,845
	Eagle Small Cap Growth Fund R6	Mutual Fund	**		1,720,488
*	STMicroelectronics N.V. Stock Fund	Stock Fund	**		3,787,822
*	Fidelity High Income Fund	Mutual Fund	**		6,172,336
*	Fidelity Instl Money Market Government Class I	Money Market Fund	**		40,721,537
*	Fidelity Balanced Fund Class K	Mutual Fund	**		6,684,811
*	Fidelity Contrafund Class K	Mutual Fund	**		46,021,167
*	Fidelity Small Cap Discovery	Mutual Fund	**		8,501,729
*	Fidelity Diversified International Fund Class K	Mutual Fund	**		11,142,422
*	Fidelity Emerging Markets Fund Class K	Mutual Fund	**		2,578,469
*	Fidelity International Discovery Fund Class K	Mutual Fund	**		6,593,269
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund	**		9,959,891
*	Fidelity Mid Cap Stock Fund Class K	Mutual Fund	**		7,007,737
*	Fidelity Puritan Fund Class K	Mutual Fund	**		11,598,420
*	Fidelity Freedom K Income Fund	Mutual Fund	**		1,421,992
*	Fidelity Freedom K 2005 Fund	Mutual Fund	**		176,447
*	Fidelity Freedom K 2010 Fund	Mutual Fund	**		2,238,232
*	Fidelity Freedom K 2015 Fund	Mutual Fund	**		3,970,307
*	Fidelity Freedom K 2020 Fund	Mutual Fund	**		11,936,423
*	Fidelity Freedom K 2025 Fund	Mutual Fund	**		11,496,448
*	Fidelity Freedom K 2030 Fund	Mutual Fund	**		16,378,204
*	Fidelity Freedom K 2035 Fund	Mutual Fund	**		10,062,976
*	Fidelity Freedom K 2040 Fund	Mutual Fund	**		7,298,545
*	Fidelity Freedom K 2045 Fund	Mutual Fund	**		3,221,687
*	Fidelity Freedom K 2050 Fund	Mutual Fund	**		1,373,446
*	Fidelity Freedom K 2055 Fund	Mutual Fund	**		34,775
*	Fidelity Spartan Intl Idx Advtg	Mutual Fund	**		1,516,712
*	Spartan U.S. Bond Index Fund Instl	Mutual Fund	**		13,804,722
*	Spartan 500 Index Fund Instl	Mutual Fund	**		30,904,175
	Total investments			$	354,089,739
*	Participant Loans	Interest rate at 3.25%, maturing between 1 year and 5 years and collateralized by the participant's account balance	-		2,248,361
	Total			$	356,338,100

* A party-in-interest as defined by ERISA.

** Cost is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed on its be behalf by the undersigned hereunto duly authorized.

STMicroelectronics, Inc.
401(k) Savings Plan

Date: June 24, 2015

By: /s/Kevin Fillip
Name: Kevin Fillip
Title: Vice-President, General Counsel
STMicroelectronics, Inc.

INDEX TO EXHIBITS

Exhibit No.	Exhibit	Sequential Page
23	Consent of Independent Registered Public Accounting Firm	23

Exhibit 23



Tel 214-969-7007
Fax 214-953-0722
www.bdo.com

700 North Pearl, Suite 2000
Dallas, TX 75201

Consent of Independent Registered Public Accounting Firm

STMicroelectronics, Inc. 401(k) Savings Plan
Coppell, Texas

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (333-109572) of STMicroelectronics NV of our report dated June 23, 2016, relating to the financial statements and supplemental schedule of STMicroelectronics, Inc. 401(k) Savings Plan which appear in this Form 11-K for the year ended December 31, 2015.

BDO USA, LLP

BDO USA, LLP
Dallas, Texas

June 23, 2016